AH
3-30-2004

04018091

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goodrich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockerfeller Plaza, Suite 2420
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Milinda S. Ceglia (212) 218-4922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hinden & Sievers, LLP
(Name – *if individual, state last, first, middle name*)

350 Fifth Ave.	New York	New York	10118
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR - 1 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH
3-30-2004

OATH OR AFFIRMATION

I, Milinda S. Ceglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodrich Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO/Treasurer

Title

Notary Public

PATRICK A. WRENN
Notary Public, State of New York
No. 01WR6017735
Qualified in Rockland County
Commission Expires Dec. 14, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOODRICH SECURITIES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOODRICH SECURITIES, INC.
REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

CONTENTS

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

350 FIFTH AVENUE
NEW YORK, N.Y. 10118
TEL (212) 947-2095
FAX (212) 947-2528

The Board of Directors
Goodrich Securities, Inc.
New York, New York

We have audited the accompanying balance sheet of Goodrich Securities, Inc. as of December 31, 2003, and the related statements of operations and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodrich Securities, Inc. as of December 31, 2003, and the results of its operations and the changes in its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hinden & Sievers, LLP

Hinden & Sievers, LLP

February 11, 2004

GOODRICH SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 584,111
Marketable securities	28,350
Due from brokers	13,519
Accounts receivable from clients	354,109
Loans receivable - parent	378,559
Other investments	17,575
Deferred income tax asset	1,000
Total Assets	$ 1,377,223

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 415,753
Total Liabilities	415,753
SHAREHOLDER'S EQUITY:	
Common stock, no par, 200 shares authorized, 10 shares issued and outstanding	7,000
Retained earnings	964,120
Unrealized loss on investment in marketable securities, net of deferred income taxes	(9,650)
Total Shareholder's Equity	961,470
Total Liabilities and Shareholder's Equity	$ 1,377,223

See notes to financial statements.

GOODRICH SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003

BROKERAGE COMMISSIONS	$ 1,531,561
INTEREST AND DIVIDEND INCOME	5,528
LOSS ON DISPOSITION OF INVESTMENTS	(5,025)
	1,532,064
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Contract assignment fees	1,487,965
Reimbursement of office overhead	60,000
Other administrative expenses	10,087
Professional fees	7,500
	1,565,552
LOSS BEFORE INCOME TAXES	(33,488)
INCOME TAX BENEFIT	(2,500)
NET LOSS	(30,988)
RETAINED EARNINGS - beginning of year	995,108
RETAINED EARNINGS - end of year	$ 964,120

See notes to financial statements.

GOODRICH SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net loss	$ (30,988)
Adjustments to reconcile net loss to net cash used by operating activities:	
Loss from disposition of investments	5,025
Decrease in due from brokers	43,351
Increase in accounts receivable from clients	(84,443)
Decrease in accounts payable and accrued expenses	(109,298)
Net cash used by operating activities	(176,353)
Cash Flows From Investing Activities:	
Repayment of loans by parent company	47,614
Net cash provided by investing activities	47,614
Net decrease in cash and cash equivalents	(128,739)
Cash and cash equivalents at beginning of year	712,850
Cash and cash equivalents at end of year	$ 584,111

See notes to financial statements.

GOODRICH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Business Principles

Goodrich Securities Inc. (the Company) is a member of the National Association of Securities Dealers, Inc. and owns a seat on the Boston Stock Exchange. The Company was organized on July 17, 1980, under the laws of the State of New York as a registered securities broker/dealer, introducing clients to Bear, Stearns & Co. ("Bear Stearns") and other major brokerage firms (members of the New York and other stock exchanges) on a fully disclosed basis.

B. Brokerage Commissions

Commission income is a percentage of the gross commissions applicable to each transaction cleared principally by Bear, Stearns & Co. and Broadcort Correspondent Clearing (a division of Merrill Lynch, Pierce, Fenner & Smith) for the Company's clients. The gross commissions are determined in accordance with current competitive practices within the brokerage industry. Brokerage commission and expense are recorded on a trade date basis. Statements from Bear Stearns and Broadcort are received and reconciled monthly and form the basis for recording these transactions.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – MARKETABLE SECURITIES:

At December 31, 2003, marketable securities comprised of equity securities classified as available for sale. The Company has adopted SFAS 115, resulting in investment securities being carried at market value.

The following is a summary of marketable securities at December 31, 2003:

Available-for-sale securities:	
Nasdaq Stock Market Inc. common stock, at cost	$ 39,000
Gross unrealized gain (loss)	(10,650)
Common stock, at fair value	$ 28,350

NOTE 2 – MARKETABLE SECURITIES (CONT'D):

Changes in the unrealized gain (loss) on investment in marketable securities during the year ended December 31, 2003 reported as a separate component of stockholder's equity are as follows:

Beginning balance	$ -
Other comprehensive income (loss), net of tax	
Unrealized loss	(10,650)
Deferred income tax effect related to unrealized loss	1,000
Ending balance	$ (9,650)

NOTE 3 – OTHER INVESTMENTS:

At December 31, 2003, other investments includes 1,125 warrants of the Nasdaq Stock Market, Inc. having a cost of $15,075. The warrants have no market and are reflected at cost.

NOTE 4 - TRANSACTIONS WITH AFFILIATED COMPANIES:

The Company is a wholly owned subsidiary of Colonial Consulting Corporation, Inc. ("Colonial"), a registered investment adviser providing specialized consulting services to a limited number of clients. The Company has a written agreement with Colonial to act as contract assignee on certain client contracts of Colonial as may, from time-to-time, be designated by Colonial. Colonial maintains full responsibility for all services rendered to the client under the terms of the contract.

Client fees are calculated on a cash basis. However, payment can be made in whole or in part through directed commissions to the Company. Full cash payment of any unpaid balance is due on a quarterly basis. The Company pays Colonial monthly in accordance with Colonial's fee schedule and the terms of the contract assignment agreement. The fees paid by the Company to Colonial were approximately $1,488,000 for the year ended December 31, 2003.

The Company has agreed to reimburse Colonial for office overhead incurred on its behalf. Included in the 2003 statement of operations are overhead reimbursements totaling $60,000.

The Company has advanced Colonial $378,559 as of December 31, 2003. The advances are non-interest bearing and have no scheduled repayment date.

NOTE 5 - TAXES ON INCOME:

Effective January 1, 1999, Colonial has elected to treat the Company as a Qualified Subchapter S Subsidiary ("QSSS") under the Internal Revenue Code. Under the QSSS election, the Company is deemed liquidated for income tax purposes and all of it's assets, liabilities and income will be included in the income tax return of Colonial. Accordingly, the Company will have no Federal tax liability in future years as long as the QSSS election is in effect. Certain state and city jurisdictions do not recognize the QSSS election. Accordingly, state and city tax provisions will be recorded when necessary.

NOTE 6 - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of approximately $172,000, which was approximately $144,000 in excess of the required net capital of approximately $28,000. The Company's net capital ratio of aggregate indebtedness to net capital was approximately 241.87%.

The Company does not hold cash or securities for any customers and clears all equity transactions on a fully disclosed basis through Bear Stearns and Broadcort Correspondent Clearing. Accordingly, the Company is exempt from the Securities and Exchange Commission's customer protection and safekeeping rules (Rule 15c3-3).

NOTE 7 - CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, amounts due from brokers and accounts receivable from clients. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its brokerage clearing houses and customers and, as a consequence, believes that its accounts receivable from brokers and clients credit risk exposure is limited.

NOTE 8 – FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

HINDEN & SIEVERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

350 FIFTH AVENUE
NEW YORK, N.Y. 10118
TEL (212) 947-2095
FAX (212) 947-2528

Board of Directors
Goodrich Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Goodrich Securities Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hinden + Sievers, LLP

Hinden & Sievers, LLP

February 11, 2004

GOODRICH SECURITIES, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition				961,470 [3480]
2	Deduct ownership equity not allowable for Net Capital				[3490]
3	Total ownership equity qualified for Net Capital				961,470 [3500]
4	Add:				
	A: Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B: Other (deductions) or allowable credits (List)				
		[3525A]	[3525B]		
		[3525C]	[3525D]		
		[3525E]	[3525F]		[3525]
5	Total capital and allowable subordinated liabilities				961,470 [3530]
6	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			751,243 [3540]	
	B. Secured demand note deficiency			[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges			[3600]	
	D. Other deductions and/or charges			28,990 [3610]	(780,233) [3620]
7	Other additions and/or credits (List)				
		[3630A]	[3630B]		
		[3630C]	[3630D]		
		[3630E]	[3630F]		[3630]
8	Net capital before haircuts on securities positions				181,237 [3640]
9	Haircuts on securities (computed, where applicable, pursuant to 15c-1(f)):				
	A: Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1 Exempted securities		[3735]		
	2 Debt securities		[3733]		
	3 Options		[3730]		
	4 Other securities		4,253 [3734]		
	D. Undue Concentration		[3650]		
	E. Other (List)				
	US Trust Excelsior Fund	[3736A]	24 [3736B]		
	Vanguard Prime Money Market Fund	[3736C]	5,067 [3736D]		
		[3736E]	[3736F]		
			9,344 [3736]		(9,344) [3740]
10	Net Capital				171,893 [3750]

GOODRICH SECURITIES, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6-2/3% of line 19)	27,717	[3756]
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	[3758]
13	Net capital requirement (greater of line 11 or 12)	27,717	[3760]
14	Excess net capital (LINE 10 LESS 13)	144,176	[3770]
15	Excess net capital at 1000% (line 10 less 10% of line 19)	130,318	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A.I. Liabilities from Statement of Financial Condition			415,753	
17	Add:				
	A. Drafts for immediate credit		_____ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		_____ [3810]		
	C. Other unrecorded amounts (List)				
		_____ [3820A]	_____ [3820B]		
		_____ [3820C]	_____ [3820D]		
		_____ [3820E]	_____ [3820F]		
			_____ [3820]		[3830]
19	Total aggregate indebtedness			415,753	[3840]
20	Percentage of aggregate indebtedness to net capital (line 19/line 10)			% 241.87%	[3850]

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0	[3860]

GOODRICH SECURITIES, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
NOTE TO SCHEDULE I - COMPUTATION OF NET CAPITAL
LINE 6A

Non allowable assets consist of the following:

	Amount
Accounts receivable from clients	$ 354,109
Loans receivable - parent	378,559
Other investments	17,575
Deferred income tax asset	1,000
Total	$ 751,243

GOODRICH SECURITIES, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL TO AUDITED NET CAPITAL
DECEMBER 31, 2003

Net Capital per unaudited FOCUS report-Part IIA	$ 172,539
Adjustment to amount due from brokers	4,435
Adjustment to accounts payable and accrued expenses	(5,081)
Net Capital per audited FOCUS report	$ 171,893